

May 15, 2013

Via E-mail
Thomas Hill
Chief Executive Officer
Summit Materials, LLC
2900 K Street NW, Suite 100
Harbourside North Tower Building
Washington, DC 20007

> **Re: Summit Materials, LLC**
> **Summit Materials Finance Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 3, 2013**
> **File No. 333-187556**

Dear Mr. Hill:

We have reviewed your amendment to the registration statement and have the following comments.

General

1.   Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

High quality assets and coverage, page 4

2.   We note your response to comment nine in our letter dated April 23, 2013 by providing additional disclosure regarding your proven and/or probable reserves. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is included within your filing. Absent these conditions, proven and probable reserves should be segregated. Please modify you filing to reflect this guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Summit Materials, LLC, page 47

Results of Operations, page 55
Consolidated Results of Operations, page 57

3.   We note that your discussion of operating margins is provided on a consolidated basis.
        Please revise your registration statement:

        • To discuss the reasons for the disparity in gross margin percentage realized on your
          product and service revenue for each period presented; and
        • To discuss the reasons for any significant fluctuations in gross margin percentage
          achieved, for each period presented.

        You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the
financial statements and related matters. You may contact George K. Schuler, Mining Engineer,
at (202) 551-3718 with questions about engineering comments. Please contact Asia Timmons-
Pierce, Staff Attorney, at 202-551-3754 or Era Anagnosti, Staff Attorney, at 202-551-3369 with
any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        for Pamela Long
                                        Assistant Director

cc: Ed Tolley, Simpson Thacher & Barlett LLP, Via Email
        Edgar Lewandowski, Simpson Thacher & Barlett LLP, Via Email